EXHIBIT 12.2
Corporate Office Properties, L.P. and Subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended
Earnings:	September 30, 2013
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$8,633
Gain on sales of real estate, excluding discontinued operations	2,683
Fixed charges (from below)	74,269
Amortization of capitalized interest	1,566
Distributed income of equity investees	257
Subtract:
Capitalized interest (from below)	(6,743)
Preferred distributions of other consolidated entities	(12)
Total earnings	$80,653

Fixed charges:
Interest expense on continuing operations	$66,851
Interest expense on discontinued operations	199
Capitalized interest (internal and external)	6,743
Amortization of debt issuance costs-capitalized	135
Interest included in rental expense	329
Preferred distributions of other consolidated entities	12
Total fixed charges	$74,269

Ratio of earnings to fixed charges	1.09